November 22, 2013

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	H. Roger Schwall
Kevin Dougherty
Timothy S. Levenberg

Re:	Par Petroleum Corporation
Registration Statement on Form S-1
Filed April 8, 2013
File No. 333-187797

Messrs. Schwall, Dougherty and Levenberg:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Par Petroleum Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-187797), together with all exhibits, which was filed with the Commission on April 8, 2013 (the “Registration Statement”).

The Company has determined at this time not to proceed with the rights offering as contemplated by the Registration Statement and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

If you have any questions regarding this application, please contact me by telephone at (281) 899-4821. Thank you for your attention to this matter.

Very truly yours,

/s/ Brice Tarzwell
Brice Tarzwell Senior Vice President, Chief Legal Officer and Secretary

cc:	E. James Cowen, Porter Hedges LLP